EATON VANCE MUNICIPAL INCOME TRUST

Special Meeting of Shareholders

The Fund held a Special Meeting of
Shareholders on May 15, 2009.  The
following action was taken by the
shareholders:

Item 1:  To approve the issuance of
additional common shares in connection
with the Agreement and Plan of
Reorganization merging Eaton Vance
National Municipal Income Trust into Eaton
Vance Municipal Income Trust:

Number of Shares
For
Withheld
8,221,887
230,934

Results are rounded to the nearest whole number.